DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com David E. Weiss david.weiss@dlapiper.com T 212.335.4957 F 212.884.8557

December 22, 2008

VIA EDGAR

Barbara Jacobs, Assistant Director
Office of Computers and Online Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Cover-All Technologies Inc. Registration Statement on Form S-1 File No. 333-[ ] Filed December 22, 2008

Dear Ms. Jacobs:

On December 22, 2008, Cover-All Technologies Inc., a Delaware corporation, filed a registration statement on Form S-1 with the Securities and Exchange Commission.

As counsel to Cover-All Technologies Inc., we greatly appreciate the staff’s assistance in processing this filing.  If we can be of any assistance, please feel free to contact me at (212) 335-4957.

Sincerely, /s/ David E. Weiss

Enclosures

cc:	Ann F. Massey Chief Financial Officer, Cover-All Technologies Inc.